



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

February 16, 2007

Louis Goldberg
Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2-16-2007

Re: CVS Corporation

Dear Mr. Goldberg:

This is in regard to your letter dated February 16, 2007 concerning the shareholder proposal submitted by Domini Social Investments for inclusion in CVS' proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that CVS therefore withdraws its January 4, 2007 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Ted Yu
Special Counsel

cc: Karen Shapiro
Shareholder Advocacy Associate
Domini Social Investments
536 Broadway, 7th Fl
New York, NY 10012-3915

DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MATIGNON
75008 PARIS

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT

212 450 4000

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

January 4, 2007

Re: **Omission of Shareholder Proposal Submitted by Domini Social Investments to CVS Corporation Pursuant to Rule 14a-8**

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:

On behalf of CVS Corporation, a Delaware corporation (the "Company" or "CVS"), and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, we are filing this letter with respect to a certain shareholder proposal and supporting statement submitted by Domini Social Investments (the "Proponent"), on November 30, 2006 (the "Proposal") for inclusion in the proxy materials CVS intends to distribute in connection with its 2007 Annual Meeting of Stockholders (the "2007 Proxy Materials"). We hereby request confirmation that the staff of the Office of Chief Counsel (the "Staff") will not recommend any enforcement action if, in reliance on certain provisions of Rule 14a-8, CVS omits the Proposal from its 2007 Proxy Materials. CVS expects to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 26, 2007. Accordingly, pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than 80 days before CVS files its definitive 2007 Proxy Materials.

Pursuant to Rule 14a-8(j), we are enclosing herewith six copies of each of this letter and the Proposal and a copy of this submission is being sent simultaneously to the Proponent as notification of the Company's intention to omit the proposal from its 2007 Proxy Materials. This letter constitutes the Company's statement of the reasons it deems the omission of the Proposal to be proper. We have been advised by the Company as to the factual matters set forth herein.

The Proposal requests the Company to "assess its response to rising regulatory, competitive, and public pressure to increase energy efficiency and report to shareholders (at reasonable cost and omitting proprietary information) by November 1, 2007".

Statement of Reasons to Exclude

The Company believes that the Proposal may properly be excluded from its proxy statement under Rule 14a-8(i)(7) as relating to CVS's ordinary business operations for the reasons discussed below. In particular, as discussed in more detail below, we note that the Staff granted no action relief to the Ryland Group Inc. ("Ryland") on February 13, 2006 for essentially the same proposal.

Rule 14a-8(i)(7)

Under Rule 14a-8(i)(7), a proposal may be excluded if it "deals with a matter relating to the conduct of the ordinary business operations of the registrant," provided that it does not have "significant policy, economic or other implications inherent in" it. Exchange Act Release No. 34-12999 (November 22, 1976). The Staff has indicated that where a proposal requests a report on a specific aspect of the registrant's business, the Staff will consider whether the subject matter of the proposal relates to the conduct of ordinary business operations. Where it does, such proposal, although only requiring the preparation of a report, will be excludable. Exchange Act Release No. 34-20091 (August 16, 1983).

The Commission has clarified the policy behind the Rule 14a-8(i)(7) exclusion for ordinary business operations. In Release 34-40018 (May 21, 1998), the Commission stated that the general policy consideration behind the 14a-8(i)(7) exclusion "is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." The Commission went on to state that:

> "The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight....... The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into

> play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific timeframes or methods for implicating complex policies."

CVS believes that the Proposal can be properly excluded under Rule 14a-8(i)(7). Not only does the subject matter of the Proposal deal with issues that are "fundamental to management's ability to run the company on a day-to-day basis," but the Proposal also seeks to "micro-manage" the affairs of the company, by attempting to impose certain types of technologies on the business operations of CVS.

The Proposal Falls Within the Staff's Recent Guidance Issued in Staff Legal Bulletin No. 14C (CF), as a Proposal Which May be Omitted for Relating to the Ordinary Business Matter of Evaluating Risk

While proposals relating to ordinary business operations are generally excludable under 14a-8(i)(7), the Commission has made an exception to this general rule for proposals that might touch on ordinary business operations, but truly focus on significant issues of social policy. The Commission has noted that such proposals focusing on "sufficiently significant social policy issues.... would not be considered to be excludable, because the proposals would transcend the day-to-day business matters...." Exchange Act Release No. 40018.

A subset of social policy-related proposals is the group of proposals dealing with environmental and public health-related matters. Recently, the Staff has clarified the excludability of such environmental and public health-related proposals. In Staff Legal Bulletin No. 14C (CF), released June 28, 2005 (the "June 2005 Bulletin"), the Staff noted that "each year, we are asked to analyze numerous proposals that make reference to environmental or public health issues." We view the June 2005 Bulletin as the Staff's effort to clarify the distinction between proposals that truly focus on significant social issues, and thus cannot be excluded, and proposals that merely touch on such issues while remaining focused on ordinary business operations, and thus may be properly excluded by the registrant. The Staff framed such distinction in the following manner:

> "To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks and liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under Rule 14a-8(i)(7) as relating to an evaluation of risk. To the extent that a proposal and supporting statement focus on the company minimizing or

eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under Rule 14a-8(i)(7)."

As with Exchange Act Release No. 40018, the distinction that the Staff made in the June 2005 Bulletin was based upon the focus of the proposal. Shareholder proposals that focus externally, on the general impact of a business practice on the environment or the health of the public at large, are deemed to deal with broader policy issues, and thus cannot be properly excluded under Rule 14a-8(i)(7). However, if a proposal is focused on the registrant making an internal risk assessment of activities that may have an adverse affect on the environment or the public health, the registrant may properly exclude such proposal from its proxy materials, as it is deemed to address the ordinary business operations of the registrant.

The Proposal clearly deals with environmental matters, as it references the Company's approach to energy efficiency. Considering the distinctions drawn in the June 2005 Bulletin, we believe that the Proposal is the type of excludable proposal that the Staff identified therein. The Proposal (as is clearly evident in its supporting statement[1]) is in essence calling on CVS to undertake an internal assessment of the risks and benefits of the Company's current approach to energy efficiency by creating a risk report and distributing it to shareholders.

The Proposal asks the Corporation to "assess its response to rising regulatory, competitive, and public pressure to increase energy efficiency". However, the supporting statement accompanying the Proposal demonstrates that the subject matter of the Proposal is essentially focused on an internal assessment of risk, in particular on financial and market position risk, to CVS in relation to its energy practices. In the supporting statement, the Proponents state that, "It is vital that our company...be well positioned to compete going forward. Ignoring this quickly growing trend could position our company as an industry laggard and expose it to competitive, reputational and regulatory risk". The supporting statement goes on to quote an individual who warns that such green building considerations cannot be ignored. "Those who dismiss this as a passing fad...do so at their peril". The Proponent clearly indicates that if CVS does not implement energy efficiency practices, and in particular green building technologies, it will suffer. While the subject of the Proposal relates to the environment, the focus of the Proposal is really on the competitive risk to the Company's position stemming from its energy practices. As such, the Proposal and supporting statement,

---

[1] In the June 2005 Bulletin, the Staff explained its approach to examining such proposals under Rule 14a-8(i)(7): "In determining whether the focus of these proposals is a significant social policy issue, we consider both the proposal and the supporting statement as a whole."

focusing on the Company's internal risks and not on an overall social policy issue, address matters that should be left to the business judgment of management.

Indeed, a comparison of the Proposal to the shareholder proposals cited in the June 2005 Bulletin further illustrates the degree to which the Proposal focuses on ordinary business operations. The example given in the June 2005 Bulletin of a properly excluded proposal was a submission to Xcel Energy Inc. for inclusion in Xcel's 2003 proxy materials (the "Xcel Proposal"). The Xcel Proposal called for a report on

> "(a) the economic risk associated with the Company's past, present, and future emissions of carbon dioxide, sulphur dioxide, nitrogen oxide and mercury emissions, and the public stance of the company regarding efforts to reduce these emissions and (b) the economic benefits of committing to a substantial reduction of those emissions related to its current business activities (i.e. potential improvement in competitiveness and profitability)."

The Xcel Proposal has a very similar focus to the Proposal. Though both deal with environmental effects of certain business practices, neither submission focuses on the broader social impact of such practices. Instead, we believe that each of the Xcel Proposal and the Proposal focuses on the impact of the business practices at issue on the continued profitability of and other internal impacts on the registrants.

The aforementioned proposals are markedly distinct from the includable environmental and public health-related proposal cited in the June 2005 Bulletin. The Staff cited a proposal submitted to Exxon Mobil Corp. for inclusion in its 2005 Proxy materials (the "Exxon Proposal"). The Exxon Proposal called for a "report… on the potential environmental damage that would result from the company drilling for oil and gas in protected areas." The Exxon Proposal focused externally, seeking a report on the environmental impact of Exxon's business practices, as opposed to the risks of such practices to the economic health of the company. As such, the Exxon Proposal "transcend[ed] the day-to-day business matters" of the Company.

While the Exxon Proposal dealt with the potential impact of a certain business practice on the environment and the public at large, the Proposal is focused on the impact of energy efficiency practices on the profitability and competitiveness of CVS. In contrast to the Exxon Proposal which clearly focuses on social policy issues, the Proponent does not make any reference to the environmental damage caused by CVS in the way of global climate change, increased energy prices or the burning of fossil fuels.

Notably, the Staff has granted no-action relief to certain companies in response to shareholder proposals that either closely resemble or replicate the Proposal at issue.

In Williamette Industries, Inc. ("Williamette") (March 20, 2001), Williamette was granted no action relief under Rule 14a-8(i)(7) to exclude a proposal requesting an independent committee of the board to prepare a report on the Company's environmental problems and efforts to resolve them, including an assessment of financial risk due to environmental issues. In its request for no-action, the Company argued that compliance with federal, state and local environmental laws and regulations was a matter that related to ordinary business operations. This same argument applies to the Proposal. The Proposal references regulations addressing energy efficiency of American buildings, bills introduced in the United States Congress, estimates by the Environmental Protection Agency and similar regulatory risks that CVS may face in the near term. As in Williamette, CVS's business judgment concerning regulatory risk is an inappropriate consideration for shareholders.

Most notably, the Staff granted no action relief under Rule 14a-8(i)(7) to Ryland (February 13, 2006) where a shareholder proposal requested Ryland to issue a report to shareholders assessing the risks and benefits to the Company of increasing energy efficiency. The Ryland supporting statement is substantially the same, and the proposal is identical, to the supporting statement and Proposal submitted to CVS. In Ryland, the Staff concluded that the Company may exclude the proposal under Rule 14a-8(i)(7) as relating to Ryland's ordinary business, i.e., evaluation of risk. In our view, the Proposal, like the Ryland proposal, also improperly calls upon management to conduct an internal assessment of risk to the Company and may be excluded under Rule 14a-8(i)(7).

Based on the foregoing, we believe that the Proposal does not fall within the public policy exception to Rule 14a-8(i)(7) stated in Exchange Act Release No. 40018 and that CVS may properly exclude the Proposal from its 2006 Proxy Materials.

The Proposal Falls Within the Staff's Precedent, as a Proposal Which May be Omitted for Relating to the Ordinary Business Matter of Choice of Technologies

While the Proponent's request for a report focuses on risk assessment, the supporting statement advocates that, as part of its risk assessment, CVS focus on green building. Green building energy and environmental designs include the use of unique building technologies, materials and design. The supporting statement maintains that for large retail chains, such as CVS, the focus on green building will extend not only to stores but also to the supporting distribution and transportation networks.

The entire Proposal and supporting statement point to the use of green building technologies to improve energy efficiency. The supporting statement indicates that green building is becoming increasingly important and that several large retailers, such as Target and Staples, have recognized the importance of this type of construction. It not only emphasizes the competitive advantage of implementing green building, but overtly calls upon CVS to focus on the benefits of using and risks of failing to use specific green building technologies, such as the National Commission on Energy Policy's New Building and Appliance Efficiency Standards, and the U.S. Green Building Council's Leadership in Energy and Environmental Design Program.

CVS's choice of building technologies and materials in its retail stores and supporting distribution and transportation networks is not an appropriate subject matter for shareholder consideration. The Staff has, on several occasions, granted relief under 14a-8(i)(7) where a shareholder proposal related to a company's choice of technologies.

In WPS Resources Corp. ("WPS") (February 16, 2001) the Staff allowed WPS, a utility company, to exclude a shareholder proposal requesting that it develop new co-generation facilities and improve energy efficiency. The Staff granted relief to WPS to exclude the proposal because the proposal dealt with "ordinary business operations" (i.e. choice of technologies). Similarly, the Proponent appears to believe that CVS may avoid certain economic and competitive risks by adopting green building technologies and designs in its stores, distribution and transportation networks.

The Staff also granted relief under 14a-8(i)(7) in International Business Machines Corp. ("IBM") (January 6, 2005), where the proposal requested a report on the design and development of IBM's software products. The Proponent's request for a report assessing the risks and benefits associated with CVS's energy efficiency policy and its consideration of green building appears to impose certain technology and building designs on CVS.

CVS believes that the evaluation, balancing and implementation of policies and business practices in relation to energy efficiency, and in particular green building, involve complex, detailed decision-making processes and judgments that are and should be within the realm of management authority, and should not be within the ambit of matters submitted to decision making by shareholders. Furthermore, in relation to these complex, detailed decision-making processes and judgments, CVS management should have full flexibility and latitude to balance all proper criteria that it deems relevant, including social and environmental factors as well as business, operational, profitability and other factors. In the course of such evaluations and processes, CVS management would likely take into account the approaches and viewpoints contemplated by the outside constituencies mentioned in the Proposal. However, CVS management should not be limited or distracted by having to focus on (or produce reports swayed towards) particular approaches to or viewpoints on energy efficiency.

In summary, CVS's choice of building, distribution and transportation technologies is not an appropriate subject for shareholder consideration, and the Proposal should be excludable as part of CVS's ordinary business choice of technology.

Based on the foregoing, the Company believes that the Proposal may properly be excluded from its 2007 Proxy Materials under Rule 14a-8(i)(7), as it deals with the ordinary business operations of the Company both by focusing on an inappropriate subject matter, the internal assessment of risk, and seeking to micro-manage the Company by imposing a choice of technology on the Company.

* * *

The Company respectfully requests the Staff's concurrence with its decision to omit the Proposal from the 2007 Proxy Materials and further requests confirmation that the Staff will not recommend any enforcement action. If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8 response.

Please call the undersigned at (212) 450-4539 if you should have any questions or need additional information or as soon as a Staff response is available. Please acknowledge receipt of this filing by date-stamping the enclosed additional copy of this letter and returning it to our messenger.

Respectfully yours,

Louis Goldberg

(NY) 12700/001/PROXY2007/Domini.no.action.ltr.doc



The Way You Invest Matters®

November 29, 2006

Corporate Secretary
CVS Corporation
One CVS Drive
Woonsocket, Rhode Island 02895

RECEIVED
NOV 30 2006
LEGAL DEPARTMENT

Via Federal Express

Re: Shareholder Proposal Requesting an Energy Efficiency Report

Dear Secretary:

I am writing to you on behalf of Domini Social Investments, the manager of a socially responsible family of funds including the Domini Social Equity Fund. We hold more than 193,000 shares of CVS Corporation in our Funds' portfolio.

Since May, 2002, CVS Corporation has annually received letters from the London-based Carbon Disclosure Project (CDP), asking it to complete a questionnaire on the greenhouse gas emissions produced by our company's activities. Our company declined to respond to the first cycle of the CDP (known as CDP 1) and failed to respond to the second and fourth cycles (CDP 2 and CDP 4). In a limited response to the third cycle (CDP 3), our company noted that "as a retailer our production of greenhouse gases is rather limited." Yet buildings account for approximately 40 percent of energy and 70 percent of electricity consumed in the U.S., and are therefore a major source of greenhouse gas emissions. By increasing the energy efficiency of its 6,200 stores, our company can reduce its emissions of greenhouse gases.

Therefore, I am submitting the enclosed shareholder proposal for inclusion in the next proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. We have held more than $2,000 worth of CVS Corporation shares for greater than one year, and will maintain ownership of the required number of shares through the date of the next stockholders' annual meeting. A letter verifying our ownership of CVS Corporation shares from Investors Bank and Trust, custodian of our Portfolio, is forthcoming under separate cover. A representative of Domini will attend the stockholders' meeting to move the resolution as required by SEC Rules.

We would welcome the opportunity to discuss this proposal with you. I can be reached at (212) 217-1112 and at kshapiro@domini.com.

Sincerely,

Karen Shapiro

Karen Shapiro
Shareholder Advocacy Associate

Encl.

cc: Tom Moffatt
Louis Goldberg
Angela Doolan



Global Warming - Energy Efficiency

Rising energy costs and concerns about energy security, climate change and the burning of fossil fuels are focusing increasing amounts of attention on energy efficiency. The G8 has agreed to an "Action Plan" to promote energy efficiency and in the U.S., over 45 bills dealing with energy efficiency were introduced to Congress in the first six months of 2006.

Domestic regulations addressing the matter continue to gain momentum. Many of these regulations address the energy efficiency of buildings.

According to estimates by the Environmental Protection Agency, residential and commercial buildings account for approximately 40 percent of energy and 70 percent of electricity consumed in the U.S. each year. In April of 2005, a report by the Energy Information Administration found that of the recommendations made by the National Commission on Energy Policy, those regarding new building efficiency standards were among the recommendations with the largest potential impacts on energy production, consumption, prices and fuel imports.

At the federal level, attempts to increase the overall energy efficiency of buildings in the U.S. include the Energy Policy Act of 2005, which includes a deduction for energy efficient commercial buildings. At the local level, at least 46 state, county and city governments have adopted policies requiring or encouraging the use of the Leadership in Energy and Environmental Design (LEED) program, which places a heavy emphasis on reducing energy use.

Broad market and regulatory trends indicate that energy efficient green building considerations are becoming increasingly important. An article on greening retail in Display & Design Ideas recently noted that, "[M]any retailers and designers...say the seeds are in place for this trend to become entrenched in retail design." According to Nick Axford, head of research and consulting at CB Richard Ellis, "Those who dismiss this as a passing fad or public relations 'greenwash' do so at their peril."

Several large retailers appear to have recognized this already. Target's most recent corporate responsibility report, states that, "Target puts tremendous focus on best practices for energy efficient building design and operations." Staples also emphasizes energy efficient design. According to the company's director of energy and environmental design, "Energy is [its] competitive advantage."

As concerns about rising energy prices, climate change and energy security continue to increase, we believe the focus on energy efficiency will only intensify. For large retail chains this focus will extend not only to stores but also to the supporting distribution and transportation networks. It is vital that our company, with its 6,200 stores, be well-positioned to compete going forward. Taking action to improve energy efficiency can result in financial and competitive advantages. Ignoring this quickly growing trend could position our company as an industry laggard and expose it to competitive, reputational and regulatory risk.

RESOLVED:
Shareholders request that CVS Corporation assess its response to rising regulatory, competitive, and public pressure to increase energy efficiency and report to shareholders (at reasonable cost and omitting proprietary information) by November 1, 2007.

DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MATIGNON
75008 PARIS

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

LOUIS L. GOLDBERG
212 450 4539
lougold@dpw.com

February 16, 2007

Re: **Withdrawal of No-Action Request Submitted by CVS Corporation on January 4, 2007**

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:

On behalf of CVS Corporation, a Delaware corporation ("CVS"), we are writing to request a withdrawal of the no-action request filed with the Office of Chief Counsel by CVS on January 4, 2007 with respect to a certain shareholder proposal and supporting statement submitted by Domini Social Investments (the "Proponent") on November 30, 2006 (the "Proposal") for inclusion in the proxy materials CVS intends to distribute in connection with its 2007 Annual Meeting of Stockholders.

The Proponent withdrew its Proposal by letter addressed to CVS dated February 12, 2007. A copy of the Proponent's signed letter of withdrawal is attached for your convenience. Accordingly, CVS withdraws its no-action request pertaining to the Proposal.

Please call the undersigned at (212) 450-4539 if you should have any questions or require additional information.

Respectfully yours,

Louis Goldberg



The Way You Invest Matters

February 12, 2007

Thomas S. Moffatt, Esq.
Assistant General Counsel - Corporate
CVS Corporation
One CVS Drive
Woonsocket, Rhode Island 02895

Via email

Re: Shareholder Proposal Requesting an Energy Efficiency Report

Dear Tom:

Domini has decided to withdraw its above referenced shareholder resolution for the 2007 proxy. I hope this will facilitate a dialogue with CVS. As we have previously discussed, this dialogue would address data availability for completing the next CDP survey, identify any additional data needs, and develop a timetable for assembling the data required for responding to the CDP. We would also like to include a discussion about CVS's energy efficiency initiatives within the parameters of the dialogue. We would anticipate initiating this dialogue Spring 2007.

Next November we would evaluate the progress of our dialogue. When we believe a dialogue is proceeding in good faith, we are generally not inclined to file a shareholder resolution. If we decide to file a shareholder resolution for the 2008 proxy statement, we would commit to providing you with an explanation of that decision.

We look forward to initiating a constructive dialogue.

Sincerely,

Karen Shapiro

Karen Shapiro
Shareholder Advocacy Associate

536 Broadway, 7th Fl, New York, NY 10012-3915 Tel: 212-217-1100, Fax: 212-217-1101, Investor Services: 1-800-582-6757
Email: *info@domini.com*, URL: *www.domini.com* DSIL Investment Services LLC, Distributor

END